永亨銀行
WING HANG BANK, LTD.

03 DEC -8 AM 7:21

BY REGISTERED MAIL

29th November, 2003

EXEMPTION FILE #12g3-2(b)

03045108

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Re: Wing Hang Bank, Ltd. (Ref.: 82-3629)
Information Exemption File #12g3-2(b)

On behalf of Wing Hang Bank, Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rules 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

- Announcements on 24th October, 2003 and 13th November, 2003

Yours very truly,
WING HANG BANK, LTD.

Louis C W Ho
Director and Secretary

Encl.

dlw 12/17

FF1082 100000 03

永亨銀行有限公司

(於香港註冊成立之有限公司)

公佈

永亨銀行有限公司(「本銀行」)董事會宣佈，本銀行董事任宜正先生奉調回美國紐約銀行總行，於二零零三年十一月十二日辭任本銀行董事之職。董事會對任宜正先生多年之指導及貢獻，深表謝意。

承董事會命
董事兼秘書
何志偉 謹啟

香港，二零零三年十一月十二日

Hong Kong Economic Times 13 November, 2003

WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board of Directors of Wing Hang Bank, Limited ("The Bank") announces the resignation of Mr Michael J Ranieri as a director of the Bank, upon his repatriation to New York, with effect from 12th November, 2003. The Board would like to express its deep appreciation to Mr. Ranieri for his wise counsel and many valuable contributions over the years.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 12th November, 2003

The Standard 13 November, 2003

EXEMPTION FILE
#12g3-2(b) REF 82-3629

WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

APPOINTMENT OF DIRECTOR

The Board of Directors of Wing Hang Bank, Limited ("The Bank") is pleased to announce the appointment of Mr. Andrew Michael Gordon as a non-executive director of the Bank with effect from 23rd October, 2003. Mr. Gordon is currently General Manager of The Bank of New York Hong Kong Branch.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 23rd October, 2003

The Standard 24/10/2003

永亨銀行有限公司

（於香港註冊成立之有限公司）

委任董事

永亨銀行有限公司（「本銀行」）董事會欣然宣佈Andrew Michael Gordon先生獲委任為本銀行非執行董事，由二零零三年十月二十三日起生效。Gordon先生現為美國紐約銀行香港分行總經理。

承董事會命
董事兼秘書
何志偉　謹啟

香港，二零零三年十月二十三日

Hong Kong Economic Times 24/10/2003